SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Asta Funding, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

0462220109

(CUSIP Number)

Asta Group, Incorporated

210 Sylvan Avenue

Englewood Cliffs, New Jersey 07632

(201) 567-5648

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Group, Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 842,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 842,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tzvi Marburger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 842,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 842,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 842,000 Shares held by Asta Group, Incorporated (“Asta Group”). The Reporting Person may be deemed to have shared voting and dispositive power over such Shares held by Asta Group because of his role as an officer, director and shareholder of Asta Group. The Reporting Person disclaims beneficial ownership of such Shares and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva Marburger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,085
	8.	Shared Voting Power 842,000 (1)
	9.	Sole Dispositive Power 27,085
	10.	Shared Dispositive Power 842,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,085 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 842,000 Shares held by Asta Group, Incorporated (“Asta Group”). The Reporting Person may be deemed to have shared voting and dispositive power over such Shares held by Asta Group because of her role as an officer, director and shareholder of Asta Group. The Reporting Person disclaims beneficial ownership of such Shares and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

CUSIP No. 0462220109

Explanatory Note

Asta Group, Incorporated (“Asta Group”) filed a Schedule 13G on December 19, 1995, reporting beneficial ownership of 2,605,000 of the shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”), or approximately 58.4% of the Issuer’s outstanding shares of common stock as of such date. Asta Group filed an amended Schedule 13G on April 14, 1998 to report that the fact that, as of March 18, 1998, it ceased to be the beneficial owner of more than five percent of the Shares. Prior to January 15, 2000, Asta Group increased its beneficial ownership of the Issuer’s Shares to 421,000 Shares, or approximately 10.7% of the Issuer’s outstanding shares of common stock as of February 11, 2000. On March 9, 2004, the Issuer conducted a 2-for-1 stock split, after which Asta Group had beneficial ownership of 842,000 Shares. The Reporting Persons are filing this Schedule 13D to report (i) their current beneficial ownership of the Issuer’s shares of common stock as of June 20, 2016 and (ii) to provide the disclosures set forth below.

Item 1.	Security and Issuer

This statement relates to the Shares of the Issuer. The Issuer’s principal executive offices are located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Item 2.	Identity and Background

(a) This statement is filed by:

(i)	Asta Group, a Delaware corporation, with respect to the Shares directly and beneficially owned by it;

(ii)	Tzvi Marburger, as the Secretary and director of Asta Group; and

(iii)	Aviva Marburger, as the Treasurer and director of Asta Group and with respect to the Shares directly and beneficially owned by her.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each Reporting Person is a party to that certain Joint Filing Agreement filed as an exhibit hereto. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Information responsive to this Item 2 regarding Gary Stern, a director and officer of the Reporting Person, is attached hereto as Schedule A. Gary Stern, Tzvi Marburger and Aviva Marburger constitute all of the directors and officers of Asta Group.

(b) The address of the principal office of (i) Asta Group and Tzvi Marburger is c/o Asta Group, Incorporated, 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 and (ii) Aviva Marburger is c/o Bais Yaakov Ayeles Hashachar, P.O. Box 416, Tallman, NY 10982.

(c) The principal business of Asta Group is the investment of securities. The principal occupation of Tzvi Marburger is student. The principal occupation of Aviva Marburger is school principal.

(d) No Reporting Person, nor to the knowledge of the Reporting Persons any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor to the knowledge of the Reporting Persons any person listed on Schedule A, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Tzvi Marburger and Aviva Marburger is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Reporting Persons:

Asta Group

The 842,000 Shares beneficially owned by Asta Group (which may be deemed to be beneficially owned by the other Reporting Persons as discussed herein) were acquired with the proceeds of working capital of Asta Group.

Aviva Marburger

The 27,085 Shares directly held by Aviva Marburger were acquired by gift from Arthur Stern or with the proceeds derived from her personal funds.

Other Officers and Directors:

Gary Stern

Except for the shares held directly by Asta Group and as set forth below, all funds used by Mr. Stern to purchase the Shares were derived from his personal funds. Mr. Stern has served as an officer and director of the Issuer since 1994. In those capacities, Mr. Stern has been granted options to acquire shares of Common Stock, of which 834,511 have been exercised (and are reflected above) and 193,333 remain unexercised, but are currently exercisable or exercisable within 60 days of the date hereof. The shares that Gary Stern may be deemed to beneficially own by virtue of his position as a co-trustee of the Ricky Stern 2012 GST Trust and the Emily Stern 2012 GST Trust were contributed by Arthur Stern, as Grantor, to such trusts upon the formations thereof.

Item 4.	Purpose of Transaction

Asta Group acquired the Shares for investment purposes.

None of the Reporting Persons has any present plans or proposals that relate to or that would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the Issuer’s business or corporate structure;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

As previously reported by the Issuer on a Current Report on Form 8-K filed on May 26, 2016, the Issuer entered into a Mutual Confidentiality Agreement (the “Agreement”) with Mangrove Partners (“Mangrove”), pursuant to which Mangrove and the Issuer agreed to (1) provide certain Confidential Information (as defined in the Agreement) to the other party to the Agreement and the other party’s representatives, (2) the confidentiality of the Confidential Information, and (3) certain restrictions on the activities of the parties to the Agreement. The following summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement.

Under the terms of the Agreement, Mangrove and the Issuer have agreed to certain restrictions during the Discussion Period (as defined in the Agreement) and the Extended Period (as defined in the Agreement), including that, unless consented to by the other party to the Agreement or required by applicable law, neither party will, and shall cause its affiliates and representatives not to, (i) commence any litigation against the other party, (ii) make any filing with the Securities and Exchange Commission of proxy solicitation materials, preliminary proxy statement, definitive proxy statement or otherwise or call any annual or special meeting of stockholders of the Issuer, (iii) publicly refer to: (a) the Confidential Information or Discussion Information (as defined in the Agreement), (b) any annual or special meetings of stockholders of the Issuer or (c) any prior discussions between the parties, including in any filing with the Securities and Exchange Commission (including any proxy solicitation materials, preliminary proxy statement, definitive proxy statement or otherwise), in any press release or in any other written or oral disclosure to a third party, (iv) make any purchases of the Issuer’s securities, including, but not limited to, pursuant to any stock buyback plans, tender offers, open-market purchases, privately negotiated transactions or otherwise, (v) make any demand under Section 220 of the Delaware General Corporation Law, (vi) make or propose to make any amendments to the Issuer’s Certificate of Incorporation, as amended, or By-laws, as amended, (vii) adopt, renew, propose or otherwise enter into a Shareholder Rights Plan with respect to the Issuer’s securities, (viii) adopt or propose any changes to the Issuer’s capital structure or (ix) negotiate, discuss, enter into, propose or otherwise transact in any extraordinary transactions with respect to the Issuer, outside the ordinary course of business, including, but not limited to, any mergers, asset sales or asset purchases. Although none of the Reporting Persons is a party to the Agreement, the terms of the Agreement could potentially restrict specified activities by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

The percentages of beneficial ownership set forth herein are based on 11,746,424 outstanding Shares as of May 22, 2016, as reported by the Issuer to Asta Group.

(a)-(b)

Reporting Persons:

i.	Asta Group

Asta Group has shared voting and dispositive power with respect to the 842,000 shares reported being beneficially owned by Asta Group.

ii.	Tzvi Marburger:

Tzvi Marburger may be deemed to have shared voting and dispositive power with respect to the 842,000 shares held by Asta Group based on his position as officer, director and stockholder of Asta Group. Tzvi Marburger disclaims beneficial ownership with respect to all 842,000 shares held by Asta Group.

iii.	Aviva Marburger:

Aviva Marburger has sole voting and dispositive power with respect to 27,085 Shares held directly. Aviva Marburger may be deemed to have shared voting and dispositive power with respect to the 842,000 shares held by Asta Group based on her position as officer, director and stockholder of Asta Group. Aviva Marburger disclaims beneficial ownership with respect to all 842,000 shares held by Asta Group.

Other Officers and Directors:

Gary Stern, an officer and director of Asta Group, has sole voting and dispositive power with respect to (i) 615,809 Shares held directly; and (ii) 193,333 Shares underlying options held directly that are exercisable within 60 days. Mr. Stern may be deemed to have shared voting and dispositive power with respect to (i) 145,428 shares held by Gary Stern’s adult child who shares Gary Stern’s home (the “Daughter’s Shares”) (Gary Stern disclaims beneficial ownership of these 145,428 Shares); (ii) 2,590 shares held by the Emily Stern 2012 GST Trust for which Gary Stern is a co-trustee (the “Emily Stern Trust Shares”); (iii) 503,590 shares held by the Ricky Stern 2012 GST Trust for which Gary Stern is a co-trustee (the “Ricky Stern Trust Shares”); and (iv) 842,000 Shares held by Asta Group that may be attributed to Gary Stern based on his position as an officer, director and shareholder of Asta Group. Including the Shares directly held by Asta Group, Gary Stern may be deemed to have beneficial ownership of 2,302,750 Shares, or approximately 19.3% of the Issuer’s outstanding shares of common stock. Gary Stern disclaims beneficial ownership with respect to all 842,000 Shares held by Asta Group. Excluded herein are stock options to acquire an additional 16,667 shares of Common Stock that are not exercisable within 60 days of the date hereof.

Each of the Reporting Persons and Gary Stern expressly disclaims the existence of a “group” between or among such persons for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with respect to the Shares. If Mr. Stern and the Reporting Persons were to be deemed to be such a “group,” such group could be deemed to have beneficial ownership of 2,329,835 Shares, or 19.5% of the Issuer’s outstanding shares of common stock in the aggregate. Each of the Reporting Persons disclaims beneficial ownership with respect to any shares of common stock beneficially owned by each of the other Reporting Persons or by Mr. Stern, except, with respect to Asta Group only, the 842,000 Shares directly held by it.

(c) None of the Reporting Persons, nor to the knowledge of the Reporting Persons any person listed on Schedule A, has effected any transactions in the Shares during the past 60 days.

(d) Gary Stern’s daughter that directly holds the Daughter’s Shares, the beneficiary of the trust that directly holds the Emily Stern Trust Shares and the beneficiary of the trust that directly holds the Ricky Stern Trust Shares have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the applicable Shares reported as beneficially owned by Gary Stern.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 20, 2016, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information with respect to the Mutual Confidentiality Agreement between the Issuer and Mangrove discussed in Item 4 above is incorporated by reference into this Item 6.

Item 7. Exhibits

99.1	Joint Filing Agreement, dated June 20, 2016, by and among the Reporting Persons.
99.2	Mutual Confidentiality Agreement, dated May 25, 2016, by and between Asta Funding, Inc. and Mangrove Partners (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Commission on May 26, 2016)

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2016

ASTA GROUP, INCORPORATED

By:	/s/ Gary Stern
Name: Gary Stern
Title: President

/s/ Tzvi Marburger
TZVI MARBURGER

/s/ Aviva Marburger
AVIVA MARBURGER

CUSIP No. 0462220109

Schedule A

Other Directors and Executive Officers of Asta Group

Gary Stern serves as a director and as President of Asta Group. Mr. Stern’s address is c/o Asta Group, Incorporated, 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 and his principal occupation is serving as the President and Chief Executive Officer of the Issuer. Mr. Stern is a citizen of the United States.